August 28, 2018

Via E-mail
Nathan J. Duda
Chief Financial Officer
California Republic Funding LLC
18400 Von Karman Avenue, Suite 1100
Irvine, CA 92612

       Re:    California Republic Auto Receivables Trust 2014-4
              California Republic Auto Receivables Trust 2015-1
              California Republic Auto Receivables Trust 2015-2
              California Republic Auto Receivables Trust 2015-3
              Forms 10-K for Fiscal Year Ended December 31, 2017
              Filed March 30, 2018
              File Nos. 333-199204-01, 333-199204-02, 333-199204-03 and
333-199204-04

Dear Mr. Duda:

        We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Servicer Assessments of Mechanics Bank
Exhibit 33.1 to Form 10-K of California Republic Auto Receivables Trust 2014-4
Exhibit 33.1 to Form 10-K of California Republic Auto Receivables Trust 2015-1
Exhibit 33.1 to Form 10-K of California Republic Auto Receivables Trust 2015-2
Exhibit 33.1 to Form 10-K of California Republic Auto Receivables Trust 2015-3

   1. We note that Mechanics Bank's servicer assessment reports on each Exhibit 33 do not include the servicing criterion set forth in Item 1122(d)(1)(v). Please confirm that, with respect to each issuing entity referenced above, Mechanics Bank has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of its assessments and the auditors'
      attestation reports of other applicable servicing criteria under Item 1122(d). Additionally, please confirm that in future Form 10-K filings for all transactions for which Mechanics
      Bank acts as servicer, the servicer assessment reports and related attestation reports will include an assessment of compliance with Item 1122(d)(1)(v). If an assessment of the accurate conveyance of information was not conducted as part of Mechanics Bank's assessment of existing applicable servicing criteria, please amend each Form 10-K to
 Nathan J. Duda
California Republic Funding LLC
August 28, 2018
Page 2

       include a report on assessment of compliance with Item 1122(d)(1)(v) and a related attestation report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3313 if you have any questions.

                                                          Sincerely,

                                                          /s/ Rolaine S.
Bancroft

                                                          Rolaine S. Bancroft
                                                          Senior Special
Counsel
                                                          Office of Structured
Finance


cc:    John DeCero
       Siegfried P. Knopf